Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect, Wholly-Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2017	2016
	(in millions, except ratios)
Net income	$147	$120
Equity in earnings of unconsolidated affiliates, net of distributions	2	14
Income tax expense	90	73
Capitalized interest	(1)	—
	238	207

Fixed charges, as defined:

Interest	29	33
Capitalized interest	1	—
Interest component of rentals charged to operating expense	1	1
Total fixed charges	31	34

Earnings, as defined	$269	$241

Ratio of earnings to fixed charges	8.68	7.09